Exhibit 99.1

Company Contacts:

Dr. Paul MacLeman

Chief Executive Officer

Tom Howitt

Chief Financial Officer

tom.howitt@gtglabs.com

Phone: +61 3 8412 7000

www.gtglabs.com

ANNOUNCEMENT MADE PURSUANT TO NASDAQ MARKETPLACE RULE 5810(b)

MELBOURNE, Australia – Tuesday, August 24, 2010 - Genetic Technologies Limited (NASDAQ: GENE; ASX: GTG) advises that it has received a letter of non-compliance with Nasdaq’s minimum bid price requirement as set forth in Marketplace Rule 5550(a)(2).  This resulted from the closing bid price for the Company’s shares during 30 consecutive business days being below the minimum bid price of $1.00 per share.  Nasdaq has provided the Company with a cure period of 180 days, to February 15, 2011, in order to regain compliance.  The Company fully expects to regain compliance within the cure period.

This announcement is being made in compliance with Nasdaq Marketplace Rule 5810(b), which requires prompt disclosure of receipt of a non-compliance letter.